Exhibit (a)(5)(v)
Contact:
Steve Workman
Chief Financial Officer
408-548-1000
Victoria McDonald
Senior Manager, Corporate Communications
408-542-4261
investor.relations@Finisar.com
Finisar Corporation Announces Final Results of its Exchange Offers
for its Outstanding Convertible Subordinated Notes
Outstanding Debt to be Reduced by Approximately $47.5 Million
SUNNYVALE, Calif.—(Market Wire)—August 11, 2009—Finisar Corporation (NASDAQ: FNSR), a global technology leader for fiber optic subsystems (the “Company”), today announced the final results of its separate concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”) for up to $37.5 million aggregate principal amount of its outstanding Convertible Subordinated Notes due October 2010 (the “Sub Notes”) and up to $57.5 million aggregate principal amount of its outstanding Convertible Senior Subordinated Notes due October 2010 (the “Senior Sub Notes,” and together with the Sub Notes, the “Notes”). The Exchange Offers expired at 5:00 p.m., New York City time, on Thursday, August 6, 2009.
In accordance with the terms and conditions of the Exchange Offers, as set forth in the Amended and Restated Offer to Exchange, as amended (the “Offer to Exchange”), the related Amended and Restated Letter of Transmittal and other related Exchange Offer documents, and based on the final count by American Stock Transfer & Trust Company, the depositary for the Exchange Offers, the Company has accepted for exchange approximately $47.5 million aggregate principal amount of the Notes for the previously announced consideration of (i) $525 in cash and (ii) 596 shares of the Company’s common stock per $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer, for total exchange consideration (excluding interest, fees and other expenses in connection with the Exchange Offers) of approximately $24.9 million in cash and approximately 28.3 million shares of common stock. These amounts are the same as previously reported by the Company on August 7, 2009.
The Company has accepted for exchange the following approximate principal amount of each series of Notes:
(i)	$33,100,000, or 66.2%, of the $50,000,000 aggregate outstanding principal amount of 2 1/2% Convertible Subordinated Notes due 2010; and

(ii)	$14,404,000, or approximately 15.7%, of the $92,000,000 aggregate outstanding principal amount of 2 1/2% Convertible Senior Subordinated Notes due 2010.
As of August 11, 2009, approximately $142 million aggregate principal amount of the Notes was outstanding. Accordingly, the aggregate principal amount of Notes that the Company has accepted for exchange in the Exchange Offers represents approximately 33.5% of the outstanding principal amount of Notes as of such date.

The Company expects that the settlement date for the Exchange Offers will be Wednesday, August 12, 2009. Accrued and unpaid interest on the Notes accepted for exchange, up to but excluding the settlement date, will be paid in cash.
The financial advisor for the Exchange Offers is Piper Jaffray & Co., the information agent for the Exchange Offers is MacKenzie Partners, Inc. and the depositary for the Exchange Offers is American Stock Transfer & Trust Company.
EXCHANGE OFFER STATEMENT
This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities. Holders of the Notes who have questions may call the information agent at (800) 322-2885.
ABOUT FINISAR
Finisar Corporation (NASDAQ: FNSR) is a global technology leader for fiber optic subsystems that enable high-speed voice, video and data communications for networking, storage, wireless, and cable TV applications. For more than 20 years, Finisar has provided critical optics technologies to system manufacturers to meet the increasing demands for network bandwidth and storage. Finisar is headquartered in Sunnyvale, California, USA with R&D, manufacturing sites, and sales offices worldwide. For additional information, visit www.finisar.com.